FOR IMMEDIATE RELEASE

         NEWS RELEASE

CanAlaska Options New Zealand Gold Project to Kent Exploration

Vancouver, Canada, February 9th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that Kent Exploration Inc. – TSX.V symbol “KEN” (“Kent”) has entered into a 5-year Option Agreement (the “Agreement”) with CanAlaska Uranium Ltd. to acquire a 70% interest in the Reefton Project, (EP 40 677) in South Island, New Zealand.

The terms of the Agreement call for the payment of Cdn$5,000 on execution of the Agreement and Cdn$3,500,000 in exploration expenditures on the project over the five year option period, with Cdn$100,000 in immediate exploration expenditures, Cdn$1,150,000 of expenditures to be made before the end of the third anniversary of the agreement, Cdn$2,250,000 of expenditures to be made before the end of the fifth anniversary of the agreement and, subject to approval by the TSX Venture Exchange (TSX-V), the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the Agreement, 500,000 on or before the third anniversary of the Agreement and 1,000,000 on or before the end of the fifth anniversary of the Agreement.

The road-accessible property, encompassing approximately 14,060 ha (34,743 acres), is located in the historic Reefton gold fields, off NZ State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.   Historic records indicate that since gold was discovered in the district in the late-1800’s, approximately 10 million ounces of placer gold and 2 million ounces of lode gold have been recovered from the Reefton gold fields.

The Reefton Project is presently non-strategic to the Company’s uranium exploration efforts in the Athabasca Basin of northern Canada and CanAlaska looks forward to working with Kent in the exploration of this project.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

February 9th, 2009